ZENITECH CORPORATION
1000 N. West Street, Suite 1200
Wilmington, DE  19801

November 4, 2010

VIA EDGAR AND FAX

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:         Pamela Long, Assistant Director

Dear Sirs:

Re:       Zenitech Corporation
Registration Statement on Form S-1
Filed September 20, 2010
File No. 333-169494

We write pursuant to your comment letter of October 15, 2010 regarding our registration statement on Form S-1 that was filed with your offices on September 20, 2010.  We enclose our Form S-1/A which incorporates the following:

(a)	the unaudited financial statements for the period ended September 30, 2010;

(b)	an updated legal opinion of Dennis Brovarone, Attorney at Law, filed as Exhibit 5;

(c)	updated consent of Malone Bailey LLP, Certified Public Accountants, filed as Exhibit 23.1;

(d)	the lease agreement with Regus dated May 1, 2010, filed as Exhibit 10.7; and

(e)	the Compostable Floral Sleeve Sample-making Service Agreement with An Hui Jia Lian Plastic Packaging Machinery Factory dated October 8, 2010, filed as Exhibit 10.8.

We are also sending you by courier two copies of the Form S-1/A showing the changes made to the document to help with your review.

Our responses to your comments are below:

General

1.
We confirm that our company is in the development stage but we do have operations and are not a blank check company.  We erroneously stated that we do not yet have operations.  We should have said that we have not earned revenues from our current operations.  We are not looking for a business opportunity to acquire.  We did not intend to suggest that we were looking for that kind of corporate opportunity when we made our original statement.  Based on your comment, we have reviewed our earlier statement and see that it was not accurate.  We have removed it from the Form S-1/A.  We are developing our business of the development and commercialization of environmentally friendly packaging materials and we intend to continue to do so.  We have amended our disclosure in several spots throughout the document, including in the summary, the business description and in the risk factors, to make this clear.

Under “Description of Business” we have also added the following:

We have identified the provinces of Ontario and British Columbia of Canada, and the states of California, Florida, Texas, Michigan and North Carolina of the States as our primary targeting markets simply because theses two provinces and five states represent the largest production and sales of the floriculture industry in North America. In 2009, the wholesale value of the floriculture industry in the five U.S. states was USD $2.53 billion.

In further support of the fact that we are not a blank check company, we provide you with the following list of organizations that we have contacted in order to develop business contacts for our the development and commercialization of our environmentally friendly floral sleeve and wrapper.

California Cut Flower Commission
Kasey Cronquist, CEO
Janice Wills Curtis, Program Business Manager

California Association of Flower Growers and Shippers
Monnaie Castillo, Business Administration Manager/Special Events Coordinator

San Diego Flower and Plant Association
Susan MacFarland, President

United Flower Growers Co-op of British Columbia
Ms. Esther, Manager of the Supplies Department

Furthermore, we have applied for joining the membership for the Society of American Florists in order to develop our business in the U.S. market.

Also, we have signed a contract with An Hui Jia Lian Plastic Packaging Machinery Factory to order 1,000 samples in the amount of RMB1,000 Yuan samples [note the agreement does not stipulate this] and are in the process of purchasing the manufacture equipment from the same company. The contract is attached as Exhibit 10.8 to the Form S-1/A.

Facing Page

2.	We have revised our primary standard industrial classification code number to 2673.

Financial Summary Information, page 3

3.	Under “Our Business”, paragraph 4, we have revised the disclosure to state that there was no activity until 2009.

Risk Factors, page 4

4.	In paragraph 1, we have removed the sentence, “Additional risks not currently known to us or that we currently deem immaterial may also become important factors that could harm our business.”

5.	Risk factor 13 – we have revised the disclosure to refer to our sole officer and director.

Selling Security Holders, page 10

6.	We have included an additional bullet point setting out the issuance of 12,800,000 shares to Ms. Yang on January 9, 2009.

7.	In the first bullet point, we have revised the disclosure to refer to Mr. Yu as a party to the consulting agreement rather than Mr. Yang.

8.	We have revised the disclosure throughout the Form S-1/A to refer to a May 12, 2010 date in respect of the issuance of 508,466 shares of common stock to 42 non-U.S. investors.

Legal Matters, page 16

9.	We have included counsel’s address under this section.

Product Development, page 18

10.	We have revised the disclosure to remove the use of “worldwide patent application.”

11.	By “production system” we mean a production facility and equipment. We have changed our disclosure accordingly.

Available Information, page 21

12.	We have included further disclosure as required by Item 101(h)(5)(i) of Regulation S-K and Section 15(d) of the Exchange Act.

Description of Property, page 22 (now page 21)

13.	We have included the lease agreement as Exhibit 10.7 to the Form S-1/A.

Management’s Discussion and Analysis of Financial Position and Results of Operations, page 23 (now page 22)

14.	We have modified our disclosure as requested in the Form S-1/A as follows:

“Results of Operations

Although we were incorporated on July 28, 2005, we were inactive until the recently ended fiscal year.  Our expenses for the period from July 28, 2005 (Inception) to December 31, 2009 and those for our year ended December 31, 2009 are exactly the same.

During the year ended December 31, 2009 we incurred total operating expenses of $93,329, including $79,613 in management services, $7,888 in General and administrative expenses and $5,828 in travel expenses.

During the year ended December 31, 2009, we earned revenue of $24,962.  This was from one client who will not be a recurring or continuing customer.  The revenue was received as payment for research and information we provided to them regarding new compostable materials.  In the process of providing that information to the client, we had the opportunity to learn about the compostable floral sleeve product.  We then decided to explore the business further and later decided to enter into the business of developing, manufacturing, marketing and distributing the floral sleeves and similar products.  We no longer provide research services.

Since we no longer provide research services, we will not receive additional revenue from these or other research clients.  We intend to concentrate on the business of the environmentally friendly floral sleeve and wrapper and the possible development of new, related products.

We are solely dependent on funds raised through equity financing. Our net loss of $175,859 from our inception on July 28, 2005 to September 30, 2010 was funded by equity financing. Since our inception on July 28, 2005 we have raised gross proceeds of $101,693 in cash from our sale of shares of our common stock.

Inventory

We do not yet have any inventory of our floral sleeve product but we are in the process of arranging the manufacture of them.  The reason that special manufacturing provisions must be made is that the process for making them is different from all existing floral packaging that we are aware of.  Standard floral packaging is created from purely plastic materials. The sealing and cutting of the edges of the standard floral sleeve are accomplished simultaneously by a single heated blade on one machine. However, our compostable floral sleeve has a paper core layer. The sealing and cutting of the edges of our compostable floral sleeve requires two machines or processes: one with a heated blade to seal and one with un-heated blade to cut. We are now designing and experimenting with possible production methods and machine designs. We hope to find or create a machine that will not only seal and cut the compostable sleeves, but also seal and cut sleeves with different shapes and sizes.

Meanwhile, we have identified a few factories in China that are able to make the compostable sleeves in a more traditional way. We have started advertising the product and we hope to manufacture them at one of the traditional factories before the new production equipment is created and installed.

We have had 100 samples of our environmentally friendly floral sleeves made by the An Hui Jia Lian Plastic Packing Factory.  We used those samples to market our product to potential customers. On October 8, 2010, we ordered 1000 more samples from the same factory and we will also use those for the promotion of our product to potential customers.   So far, we have not received any orders for our products.”

Liquidity, page 23 (now page 22)

15.
We have now elaborated as requested under “Liquidity” and we believe we have now provided a better, more accurate and succinct description of our budget, expectations and expected methods of finance in that section as well as throughout the document as appropriate.

Capital Resources, page 24

16.	We have now reconciled the disclosures regarding the rental expense.

Directors and Officers, page 26

17.	We have provided further details of Ms. Yang’s responsibilities with her involvement with Derise Group.

18.	We have disclosed Ms. Yang’s designations received from Whitworth College.

19.	We have elaborated on Ms. Yang’s work experience as a part-time consultant in the areas of business development and management.

20.	We have described the scope and nature of the business of Golden Century Resources.

Conflicts of Interest, page 27 (now page 34)

21.
As previously mentioned above, we are not looking for other business opportunities and we do not have any arrangement with Ms. Yang or anyone else for the allocation of corporate opportunities. We have removed the discussion of conflicts of interest from the registration statement as we see now it is not applicable.

Certain Relationships and Related Transactions, page 29

22.	We have identified the parties to the consulting agreements that were entered into on October 1, 2009 and February 1, 2009.

23.	We have disclosed Zenitech’s indebtedness to Ms. Yang for expenses paid on its behalf.

24.	We have now disclosed that Hong Yang is a promoter and we have disclosed our transactions with her.

The activities of each of our consultants is more fully described below:

Dongzhu Feng - The activities that Mr. Feng has performed include marketing our floral sleeves with various market.

Jiyong Yang - The activities that Mr. Yang has performed include participation in production arrangement for the floral sleeves with various manufacturers and marketing our product with various potential buyers.

Mo You Yu - The activities that Mr. Yu has performed include participation in creating business strategies, providing various business leads, serving as a liaison with associates and collaborators, conducting research on new potential product lines for the company, et cetera.

25.	We have revised the disclosure throughout the Form S-1/A to refer to a par value of “$0.0001” in respect of the issuance of 12,800,000 shares of common stock to Ms. Yang.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

26.	The auditor’s report has been updated to reference the period from inception to December 31, 2009.

Statement of Operations, page F-3

27.	The Company has not presented earnings per share for the inception-to-date period as management believes earnings per share for this period can be misleading to readers.

Statement of Cash Flows, page F-4

28.
Expenses were paid on behalf of the Company by a shareholder.  As a result, the cash did not flow through the Company’s bank account or records.  This resulted in a liability that did not result from a cash receipt or cash payment, and as a result it was disclosed in accordance with ASC 230-10-50-3.

The determination to disclose these transactions as non-cash operating and non-cash financing was also analogous to the requirements of ASC 230-10-50-4, where a financing transaction is deemed to be non-cash when the proceeds are directly paid to a third party and the cash does not flow through the Company’s bank accounts or accounting records.

The following disclosure will be added to note 7.

“As at December 31, 2009, the Company is indebted to the President of the Company for $14,057. This balance relates to general and administrative expenses paid by the President on behalf of the Company. This amount is non-interest bearing, unsecured and due on demand.”

Statement of Stockholders’ Deficit, page F-5

29.
We believe that the information required in ASC 915-215-45-1 is present in the statement of stockholders’ deficit.  With regard to the dates of transactions, please refer to ASC 915-215-45-2, which allows for issuances within the same fiscal year to be combined if they are for the same type of consideration.

Summary of Significant Accounting Policies, page F-6

30.
None of the costs listed in your comment will be excluded from cost of revenue, therefore, no additional footnote is required to explain where excluded costs are reported. The following disclosure will be added to our Significant Accounting Policies:

“Cost of Revenue

Cost of revenue consists primarily of material costs, freight charges, direct labor, overhead and related costs, which are directly attributable to the production of products. Write-down of inventory to lower of cost or market is also recorded in cost of sales.”

In addition, depreciation related to manufacturing property, plant and equipment are included in cost of revenue.

In addition, we will add the following disclosure to our MD&A.

                        “Gross margin may not be comparable to those of other entities as some entities include different components of direct costs in gross margin.”

31.	The following disclosure will be added to our Significant Accounting Policies:

“Shipping and Handling Costs

Shipping and handling costs for freight expense on goods shipped is included in cost of revenue.”

32.	The following disclosure will be added to our Significant Accounting Policies:

“Advertising Costs

Advertising costs are expensed as incurred. There were no advertising costs incurred since inception.”

Financial Statements – June 30, 2010

33.	We will address the above comments in our interim financial statements, as applicable.

Recent Sales of Unregistered Securities, page 34, (now page 33)

34.	We have stated the consideration received by Zenitech for the 12,800,000 shares of common stock issued to Ms. Yang on January 9, 2009.

Exhibit 5.1

35.
We confirm that we will provide written confirmation before the registration statement’s effectiveness that counsel concurs with your understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting those laws.

36.	The updated legal opinion discloses the reference date of the Form S-1 as “November 4, 2010”.

Exhibit 23.1

37.	Our auditors have updated their consent to refer to the audited consolidated financial statements of Zenitech for the period from inception to December 31, 2009.

Other

Where reference previously was made to the recent date of “September 14, 2010” in the Form S-1, we have updated the Form S-1/A to a reference date of “November 4, 2010”.

We trust the foregoing is satisfactory and look forward to the declaration of effectiveness of our registration statement.

Yours truly,

ZENITECH INC.

Per:

/s/Hong Yang
Hong Yang

President and CEO

cc:       Dennis Brovarone, Esq. (by fax: 303-466-4826)

cc:       Bacchus Law Corporation (by fax: 604-632-1730)

Attention:  Kari Richardson